

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

April 16, 2009

By U.S. Mail and Facsimile to: (814) 728-7700

William W. Harvey, Jr.
Executive Vice President, Finance, Chief Financial Officer
Northwest Bancorp, Inc.
100 Liberty Street
Warren, Pennsylvania 16365

> **Re:** **Northwest Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 4, 2009**
> **File No. 000-23817**

Dear Mr. Harvey:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Mark Webb
Legal Branch Chief